NYSE Amex LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

April 9, 2010

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Cortex Pharmaceuticals, Inc.

Common Stock, $0.001 Par Value

Commission File Number – 001-16467

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(i) of the NYSE Amex LLC Company Guide (the “Company Guide”) which requires a company to maintain at least $2 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in two out of its three most recent fiscal years;

(b)

Section 1003(a)(ii) of the Company Guide which requires a company to maintain at least $4 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in three out of its four most recent fiscal years;

(c)

Section 1003(a)(iii) of the Company Guide which requires a company to maintain at least $6 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in its five most recent fiscal years; and

(d)

Section 1003(a)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

2.

The Common Stock (the “Common Stock”) of Cortex Pharmaceuticals, Inc. (the “Company” or “Cortex”) does not qualify for continued listing for the following reasons:

(a)  The Company has incurred losses from continuing operations and net losses as follows:

Years ended December 31,

Losses from Continuing Operations

Net Loss

2008

$15,038,927

$14,595,866

2007

$13,647,216

$12,969,163

2006

$16,700,621

$16,054,801

2005

$12,160,107

$11,605,725

2004

$6,931,775

$6,233,938

(b)  At June 30, 2009, the Company reported a stockholders’ deficit of ($212,808).

(c) The Company reported a working capital deficit of ($967,161) and generated a net loss of $5,946,386 for the six months ended June 30, 2009.  Furthermore, at June 30, 2009, the Company had cash of $887,857 and had used $4,357,566 to fund operating activities through the first six months of the year.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

By letter dated May 18, 2009, Staff notified Cortex that based on a review of its Form 10-Q for the period ended March 31, 2009, the Company did not meet certain of the Exchange’s continued listing standards.  Specifically, Cortex was not in compliance with: Sections 1003(a)(i), 1003(a)(ii), 1003(a)(iii) and Section 1003(a)(iv) of the Company Guide.  The Company was offered the opportunity to submit a plan of compliance detailing actions which it had taken, or intended to take, to regain compliance with Section 1003(a)(iv) of the Company Guide by November 18, 2009 and Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide by November 18, 2010.  In determining the appropriate plan period in connection with the Company’s failure to comply with Section 1003(a)(iv) of the Company Guide, Staff applied Commentary .01 of Section 1009 of the Company Guide, which states that Staff may establish a time period of less than 18 months to regain compliance based on the nature and severity of the deficiency.  In this regard, Staff determined that it was appropriate to provide a plan period of six months due to the Company’s severely impaired financial condition and potential risk of insolvency.

(b)

Cortex submitted its plan of compliance to the Exchange on June 18, 2009 (the “Plan”).

(c)

On August 20, 2009, Cortex was notified of Staff’s determination to initiate delisting proceedings against the Company based on its conclusion that the Plan failed to make a reasonable demonstration of the Company’s ability to regain compliance with the continued listing standards(the “Staff Determination”).  The letter also informed the Company of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel within seven days of the Staff Determination, or by August 27, 2009.

(d)

On August 26, 2009, the Company requested, pursuant to Sections 1203 and 1009(d) of the Company Guide, an oral hearing to appeal the Staff Determination.  A hearing before a Listing Qualifications Panel (the “Panel”) was scheduled for October 6, 2009.

(e)

On October 6, 2009, a hearing, at which the Company was present, was conducted before the Panel.  By letter dated October 12, 2009, the Exchange notified Cortex that the Panel had determined to stay its decision to uphold the Staff Determination until December 4, 2009, to allow the Company time to complete a certain corporate objective which the Company represented would have generated proceeds to the Company of approximately $19 million, thus curing its compliance issues.  The Company did not complete the transaction by December 4, 2009 and had not otherwise regained compliance with the continued listing standards, which according to the Panel’s October 12, 2009 letter, authorized the Exchange to proceed with the delisting of Cortex’s securities.  The Exchange’s October 12, 2009 letter also informed the Company of its right, in accordance with Section 1205 of the Company Guide, to request that the Exchange’s Committee on Securities review the Panel’s decision within fifteen days.

(f)

The Company did not appeal the Panel’s decision to the Committee on Securities within the requisite time period and had not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com/regulation.  Further, a copy of this application has been forwarded to Dr. Mark A. Varney, President and Chief Executive Officer of Cortex Pharmaceuticals, Inc.

/s/

Janice O’Neill

Senior Vice President – Corporate Compliance
NYSE Regulation, Inc.